March 15, 2013

Pamela А. Long,

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Long:

Trio Resources, Inc. (“we” or the “Company”) submits this letter in response to the comment letter received from the Commission's staff by email dated March 5, 2013, in connection with the Company's filing on Form 8-K/A filed on February 19, 2013. We have reproduced below the full text of the Staff's comment in italics, followed by our response. In connection herewith, we have today filed an amended Report on Form 8-K (the “Form 8-K/A”), originally filed on December 17, 2012 and amended on February 19, 2013, as well as an amended Quarterly Report on Form 10-Q/A (the “Form 10-Q/A”) for the quarterly period ended December 31, 2012, as amended on February 19, 2013.

General

1. Where appropriate please make corresponding amendments to your previously filed 10-Q.

Response: The Company has updated its Form 10-Q to reflect the additional disclosure required. We have today filed our Form 10-Q/A showing these changes.

2. Management’s Discussion and Analysis of Financial Condition and Results…, page 24

Liquidity and Capital Resources, page 26

Please disclose the material terms of each convertible note and the draw-down facility and the total amount outstanding for each. Please attach executed copies of each convertible note and draw-down facility as exhibits. Please disclose if any of the notes have been converted. Please also file an executed version of exhibit 10.1.

Response: We have amended the disclosure in the “Overview” and “Liquidity and Capital Resources” subsections in the Management Discussion and Analysis of Financial Condition and Results section of our Form 8-K/A to disclose the material terms of each of the convertible notes and the draw-down facility and the total amount outstanding for each as of the original date of the Form 8-K. We confirm that, as of the date hereof, the principal amounts drawn and outstanding under each of the convertible notes, respectively, remains the same as on December 17, 2012, and the principal amounts drawn and outstanding under the draw-down facility is US$190,000.

We have filed executed copies of Exhibit 10.1 as well as executed copies of each of the convertible notes and the draw-down facility as Exhibits to the Form 8-K/A.

3. We note your disclosure on page 27 that on September 30, 2012, TrioResources AG entered into a financing agreement with three separate investors. We also note your disclosure that on October 31, 2012, TrioResourcres AG entered into similar financing agreement with the same three investors. Please disclose the material terms of each financing agreement. Please attach executed copies of each financing agreement as an exhibit.

Response: We have amended thedisclosure in the “Liquidity and Capital Resources” subsection under Management Discussion and Analysis of Financial Condition and Results of Operations to clarify that these are the same financial instruments and not two separate financings.

We have filed executed copies of each of the convertible notes as Exhibits to the Form 8-K/A.

4. Security Ownership of Certain Beneficial Owners and Management, page 30

We note your response to comment 28 of our letter dated January 11, 2013 that Seagel Investment Corp. and Seagel Investment Ltd. are separate and non-related companies. We note that page 23 of the Exchange Agreement states that “Seagel Investment Corp.” will receive 5% of the total number of shares outstanding following the closing of the Exchange Agreement and Exhibit A of the Exchange Agreement states that “Seagel Investment Ltd.” owns 160,000 shares of common stock. We also note that Segal Investment Ltd. is a signatory to the Exchange Agreement. We also note that your 10-Q filed on February 19, 2013 refers to any entity called Seagel Investments Inc. Please revise your disclosure to clarify exactly how many shares of common stock and preferred stock are owned by (i) Seagel Investment Ltd.; (ii) Seagel Investment Corp.; and (iii) Seagel Investments Inc. Please disclose if these entities are affiliates. Please disclose if any shareholder that beneficially owns more than 5% of any class of your voting securities. Please refer to Item 403 of Regulation S-K.

Response: The references to the ownership of Seagel Investment Ltd. and Seagel Investment Corp. are correct in our amended Form 8-K as filed on February 19, 2013. The reference to “Seagel Investment Inc.” in our amended Form 10-Q filed on February 19, 2013 is a typographical error and it should read “Seagel Investment Ltd.” We have made this correction in our Form 10-Q/A.

The disclosure in our Form 8-K/A (and in our amended Form 8-K as filed on February 19, 2013), which shows only one holder, Mr. Jeffrey Duncan Reid, holding more than 5% of any class our outstanding voting securities, is correct, and remains correct on the date hereof. There is no other holder of more than 5% of any class of our voting securities.

We have amended the disclosure in our Form 8-K/A and Form 10-Q/A to disclose that Seagel Investment Ltd. and Seagel Investment Corp. are not affiliates.

5. We note your disclosure on page 35 that as of the closing of the Exchange Agreement 3,381,000 shares of common stock were issued and outstanding. We also note your disclosure on page 3 that as a result of the Share Exchange the Trio Shareholders owned 66.15% of the issued and outstanding shares of Common Stock. It appears that the Trio Shareholders owned approximately 62% of the shares of common stock. Please revise your disclosures as appropriate. Please disclose if any of the Trio Shareholders own more than 5% of any class of your voting securities.

Response: The 66.15% of the shares owned by the Trio Shareholders who were party to the Exchange Agreement reflects the percentage owned prior to the issuance of the 160,000 shares to Seagel Investment Corp. pursuant to the consulting agreement with Seagel Investment Corp.

The disclosure in our Form 8-K/A (and in our amended Form 8-K as filed on February 19, 2013), which shows only one holder, Mr. Jeffrey Duncan Reid, holding more than 5% of any class our outstanding voting securities, is correct, and remains correct on the date hereof. There is no other holder of more than 5% of any class of our voting securities.

6. Legal Proceedings, page 35

We note that in December 2012, 2023682 Ontario Inc. was fined $45,000 by the Ontario Ministry of the Environment for failing to comply with a Court Order to remove waste materials from a mill site. Please consider revising your disclosures to the extent that you could be liable for such penalty or be exposed to future liability for environmental claims related to any of your properties. Please disclose any other liabilities that you may incur as a result of the acquisition of certain assets from 2023682 Ontario Inc.

Response: We have amended thedisclosure in the “Legal Proceedings” section of our Form 8K/A to provide as follows: “On October 22, 2012, the previous owner of the property, 2023682 Ontario Inc., was fined CDN$56,265 by the Ontario Ministry of the Environment under the Environmental Protection Act for failing to comply with a Court Order to remove specified waste materials from the mill site. Under the terms of the Order, 2023682 Ontario Inc. has until October 22, 2013 to pay the fines and to comply with the Court Order to remove the specified waste material and, in the interim, to ensure that there is no migration or discharge of these materials into the ground or water. The liabilities and obligations with respect to this fine are with 2023682 Ontario Inc. Nevertheless, the Company has obtained a contractual indemnity from 2023682 Ontario Inc. in respect of this matter and any related liabilities in the event that 2023682 Ontario Inc. does not duly satisfy its obligations, and an agreement that 2023682 Ontario Inc. will hold harmless the Company for any fines, legal actions or penalties associated with this matter. In addition, the Company has an agreement with 2023682 Ontario Inc. pursuant to which 2023682 Ontario Inc. has undertaken to dispose, at its cost, of the material as required in the court order within the specified time. In the event that 2023682 Ontario Inc. defaults with respect to any of these obligations, the Company may be subject to liability and exposure, including the disposal of these materials, any interim discharge from these materials (which are not currently in a permitted tailings pond) and related fines. See also “Risk Factors – Damage to the environment could also result from our operations. If our business is involved in one or more of these hazards, we may be subject to claims of a significant size that could force us to cease our operations” elsewhere in this report.”

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or if you should require any additional information please contact Donald J. Page, Chief Financial Officer, at 416-500-4818 or by email at dpage@trioresources.com.

Yours truly,

/s/ J. Duncan Reid

J. Duncan Reid

Chief Executive Officer

c.c. Donald Page, CFO, Trio Resources, Inc.